Contact

www.linkedin.com/in/jdb35
(LinkedIn)

Jason Black

President at Scream Truck
New York City Metropolitan Area

Summary

Jason is President of Scream Truck, a new delivery concept (initially ice cream!) based on impulse buying and experiences. Jason leads Scream Truck's operations, business and finance functions.

Before Scream Truck, Jason cut his teeth at Goldman Sachs and then spent the next thirteen years analyzing and then leading deals in the distressed real estate, private equity and hospitality related space while developing his business management acumen. The opportunity to work with many business executives and hands-on operators inspired Jason to move his career into Phase 2: entrepreneurship and leadership.

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Experience

Scream Truck
President
December 2020 - Present (3 years 4 months)
New York City Metropolitan Area

www.screamtruck.com

Fireside Investments
Partner
January 2019 - December 2020 (2 years)
Greater New York City Area

www.firesideinvestments.com

Fundamental Advisors LP
Managing Director
June 2009 - December 2018 (9 years 7 months)
Greater New York City Area

The Blackstone Group
Associate
March 2008 - June 2009 (1 year 4 months)

Greater New York City Area

GSO Capital Partners

Associate

July 2007 - March 2008 (9 months)

Greater New York City Area

Goldman Sachs

Analyst

July 2005 - July 2007 (2 years 1 month)

Greater New York City Area

Education

Duke University

· (2001 - 2005)